Exhibit (a)(1)(F)

This announcement is neither an offer to purchase nor a solicitation of an offer to sell Shares (as defined below). The Offer (as defined below) is made solely by the Offer to Purchase dated October 4, 2013 and the related Letter of Transmittal and any amendments or supplements thereto. Purchaser (as defined below) is not aware of any jurisdiction where the making of the Offer is prohibited by any administrative or judicial action pursuant to any valid state statute. If Purchaser becomes aware of any valid state statute prohibiting the making of the Offer or the acceptance of the Shares, Purchaser will use its reasonable best efforts to comply with that state statute. If, after using its reasonable best efforts, Purchaser is unable to comply with the state statute, Purchaser will not make the Offer to, nor will Purchaser accept tenders from or on behalf of, the Stockholders (as defined below) in that state. In any jurisdiction where the securities, blue sky or other laws require the Offer to be made by a licensed broker or dealer, the Offer will be deemed to be made on behalf of Purchaser or by one or more registered brokers or dealers licensed under the laws of such jurisdiction.

Offer to Purchase for Cash

All Outstanding Shares of Common Stock

of

Official Payments Holdings, Inc.

at

$8.35 Per Share

by

Olympic Acquisition Corp.

an indirect wholly owned subsidiary of

ACI Worldwide, Inc.

Olympic Acquisition Corp., a Delaware corporation (“Purchaser”) and a wholly owned subsidiary of ACI Worldwide, Inc., a Delaware corporation (“ACI”), is offering to purchase all of the outstanding shares of common stock, par value $0.01 per share (the “Shares”), of Official Payments Holdings, Inc., a Delaware corporation (“OPAY”), at a price of $8.35 per Share net to seller in cash, less any applicable withholding taxes (the “Offer Price”), on the terms and subject to the conditions set forth in the Offer to Purchase (“Offer to Purchase”) and in the related Letter of Transmittal (the “Letter of Transmittal”, which together with the Offer to Purchase and other related materials, each as may be amended or supplemented from time to time, the “Offer”). Under no circumstances will Purchaser pay interest on the consideration paid for Shares pursuant to the Offer, regardless of any extension of the Offer or any delay in making such payment.

THE OFFER AND WITHDRAWAL RIGHTS EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, AT THE END OF THE DAY ON FRIDAY, NOVEMBER 1, 2013, UNLESS THE OFFER IS EXTENDED (THE “EXPIRATION TIME”).

The obligation of ACI and Purchaser to consummate the Offer is subject to the condition that there be validly tendered and not properly withdrawn prior to the Expiration Time that number of Shares which represents a majority of the Shares then outstanding determined on a fully diluted basis (the “Minimum Condition”). The consummation of the Offer is also subject to the satisfaction of other customary conditions, including the expiration or termination of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, in accordance with the terms of the Merger Agreement and the absence of a material adverse effect with respect to OPAY. A summary of the principal terms of the Offer is described in the Offer to Purchase.

Purchaser reserves the right to waive, in whole or in part, any of the conditions to the Offer and to change the Offer Price, except that OPAY’s prior written consent is required for Purchaser to (1) decrease the Offer Price or change the form of consideration payable pursuant to the Offer; (2) reduce the number of Shares subject to the Offer; (3) impose additional conditions to the Offer in addition to those set forth in the Merger Agreement; (4) modify or change any condition to the Offer in a manner adverse to OPAY’s stockholders (the “Stockholders”); (5) waive or change the Minimum Condition; or (6) amend any other term of the Offer in a manner adverse to the Stockholders.

The Offer is being made pursuant to the Agreement and Plan of Merger dated September 23, 2013 (the “Merger Agreement”) among ACI, Purchaser and OPAY. The Merger Agreement provides that if the Offer is completed and the conditions described in the Offer to Purchase are satisfied, Purchaser will merge with and into OPAY (the “Merger”), with OPAY becoming a wholly owned subsidiary of ACI.

If the Offer is consummated, Purchaser does not anticipate seeking the approval of OPAY’s remaining Stockholders before effecting the Merger. Section 251(h) of the General Corporation Law of the State of Delaware (the “DGCL”) provides that following consummation of a successful tender offer for a public corporation, and subject to certain statutory provisions, if the acquirer holds at least the amount of shares of each class of stock of the target corporation that would otherwise be required to approve a merger of the target corporation, and the other stockholders receive the same consideration for their stock in the merger as was payable in the tender offer, the acquirer can effect a merger without the approval of the stockholders of the target corporation. Accordingly, if Purchaser consummates the Offer, Purchaser intends to effect the closing of the Merger without a vote of the Stockholders in accordance with Section 251(h) of the DGCL.

Stockholders will be paid the same price in the Merger as the Offer. At the effective time of the Merger, each outstanding Share (other than any Shares held by ACI, Purchaser, OPAY or any wholly owned subsidiary of OPAY or ACI, and any Shares held by Stockholders who validly exercise their appraisal rights pursuant to Section 262 of the DGCL in connection with the Merger) will be converted into the right to receive an amount equal to the price per Share paid in the Offer payable in cash, without interest, subject to any required withholding tax. The Merger Agreement is more fully described in Section 12 of the Offer to Purchase.

OPAY’S BOARD OF DIRECTORS (THE “OPAY BOARD”) HAS (1) UNANIMOUSLY APPROVED AND DECLARED ADVISABLE THE MERGER AGREEMENT AND THE TRANSACTIONS CONTEMPLATED THEREBY, INCLUDING THE OFFER AND THE MERGER, AND (2) DETERMINED THAT THE MERGER AGREEMENT, THE OFFER, THE MERGER (PURSUANT TO SECTION 251(H) OF THE DGCL) AND THE OTHER TRANSACTIONS CONTEMPLATED BY THE MERGER AGREEMENT ARE IN THE BEST INTEREST OF THE STOCKHOLDERS. THE OPAY BOARD RECOMMENDS THAT THE STOCKHOLDERS ACCEPT THE OFFER AND TENDER THEIR SHARES INTO THE OFFER.

The Offer will expire at 12:00 midnight, New York City time, at the end of the day on Friday, November 1, 2013, unless Purchaser extends the Offer. If, at the scheduled Expiration Time, the conditions to the Offer have not been satisfied or waived, Purchaser will extend the Offer for successive periods of up to ten business days each (or such longer period of up to 20 business days if OPAY consents in writing), to permit any of the conditions to the Offer (including the Minimum Condition) to be satisfied. Purchaser may also extend the Offer for up to 10 business days on one occasion and will extend the Offer for any period required by law or the rules, regulations, interpretations or positions of the Securities and Exchange Commission or its staff. Purchaser will not be required to extend the Offer beyond January 20, 2014 and may not extend the Offer beyond January 20, 2014 without OPAY’s consent. If Purchaser extends the Offer, Purchaser will issue a press release announcing the extension not later than 9:00 a.m., New York City time, on the next business day after the day on which the Offer was previously scheduled to expire. During any extension of the Offer, all Shares previously tendered and not withdrawn will remain subject to the Offer and subject to the rights of a tendering Stockholder to withdraw such Stockholder’s Shares.

In connection with the execution and delivery of the Merger Agreement, ACI and Purchaser entered into a Stockholder Agreement (the “Stockholder Agreement”) with Giant Investment, LLC, a fund affiliated with Parthenon Capital Partners (the “Supporting Stockholder”). Pursuant to the Stockholder Agreement, the Supporting Stockholder agreed, on the terms and subject to the conditions set forth in the Stockholder Agreement, among other things, to validly tender all of the Supporting Stockholder’s Shares in the Offer. The Stockholder Agreement terminates in certain events, including if the OPAY Board terminates the Merger Agreement in order to accept a Superior Proposal (as defined in the Offer to Purchase). See Section 12 of the Offer to Purchase for additional information.

In order for Stockholders to tender Shares into the Offer, the Depositary must receive a Letter of Transmittal, properly completed and signed, together with any required signature guarantees or an Agent’s Message in connection with the book-entry delivery of Shares, and any other documents that the Letter of Transmittal requires, at one of its addresses set forth on the back cover of the Offer to Purchase on or prior to the Expiration Time and either (1) the tendering Stockholder must deliver certificates representing tendered Shares to the Depositary or the tendering Stockholder must cause his or her Shares to be tendered pursuant to the procedure for book-entry transfer set forth below and the Depositary must receive timely confirmation of the book-entry transfer of the Shares into the Depositary’s account at The Depository Trust Company (“DTC”) or (2) such tendering Stockholder must comply with the guaranteed delivery procedures set forth in Section 3 of the Offer to Purchase.

A tendering Stockholder should contact his or her broker, dealer, commercial bank, trust company or other nominee for instructions on how to tender Shares so held. If a tendering Stockholder desires to tender Shares, and certificates evidencing such Shares are not immediately available, or if a tendering Stockholder cannot comply with the procedures for book-entry transfer described in the Offer to Purchase on a timely basis or cannot deliver all required documents to the Depositary prior to the Expiration Time, such tendering Stockholder may tender Shares by following the procedures for guaranteed delivery set forth in Section 3 of the Offer to Purchase.

For purposes of the Offer, Purchaser will be deemed to have accepted for payment tendered Shares when, as and if Purchaser gives oral or written notice of Purchaser’s acceptance to the Depositary. Purchaser will pay for Shares accepted for payment pursuant to the Offer by depositing the purchase price with the Depositary, which will act as agent for tendering Stockholders for the purpose of receiving payments from Purchaser and transmitting such payments to tendering Stockholders. In all cases, payment for Shares that are accepted for payment will be made only after timely receipt by the Depositary of (1) certificates for such Shares (or of a confirmation of a book-entry transfer of such Shares into the Depositary’s account at DTC), (2) a properly completed and duly executed Letter of Transmittal with (i) any required signature guarantees or (ii) a message transmitted by DTC to, and received by, the Depositary and forming a part of a book-entry confirmation stating that DTC has received an express acknowledgment from the participant in DTC tendering the Shares that are the subject of such book-entry confirmation that such participant has received and agrees to be bound by the terms of the Letter of Transmittal and that Purchaser may enforce that agreement against the participant, and (3) any other documents required by the Letter of Transmittal.

Stockholders who choose to tender their Shares and whose Shares are registered in their names and who tender directly to the Depositary will not be charged brokerage fees or commissions or, except as set forth in Instruction 6 of the Letter of Transmittal, stock transfer taxes on the purchase of Shares pursuant to the Offer. Tendering Stockholders whose Shares are registered in the name of their broker, bank or other nominee should consult such broker, bank or other nominee to determine if any fees may apply.

Shares tendered pursuant to the Offer may be withdrawn at any time before the Expiration Time unless previously accepted for payment. For a tendering Stockholder’s withdrawal to be effective, a written or telegraphic notice of withdrawal with respect to the Shares must be timely received by the Depositary at one of its addresses set forth on the back cover of the Offer to Purchase, and the notice of withdrawal must specify the name of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the registered Stockholder, if different from that of the person who tendered such Shares. If the Shares to be withdrawn have been delivered to the Depositary, a signed notice of withdrawal with signatures guaranteed by an eligible guarantor institution must be submitted before the release of such Shares (except in the case of Shares tendered by an “eligible guarantor institution” (as such term is defined in Rule 17Ad—15 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)). In addition, such notice must specify, in the case of Shares tendered by delivery of certificates, the serial numbers shown on the specific certificates evidencing the Shares to be withdrawn or, in the case of Shares tendered by book-entry transfer, the name and number of the account at DTC to be credited with the withdrawn Shares. Withdrawals may not be rescinded, and Shares withdrawn will thereafter be deemed not validly tendered. However, withdrawn Shares may be retendered at any time before the Expiration Time by following the tender procedures described in Section 3 of the Offer to Purchase.

In general, the sale of Shares for cash pursuant to the Offer will be a taxable transaction for U.S. federal income tax purposes. All Stockholders should consult with their own tax advisors about the tax consequences of tendering their Shares into the Offer in light of their particular circumstances.

The information required to be disclosed by paragraph (d)(1) of Rule 14d-6 of the General Rules and Regulations under the Exchange Act is contained in the Offer to Purchase and is incorporated herein by reference.

OPAY has provided us with its Stockholder list and security position listings for the purpose of disseminating the Offer to Stockholders. We will send the Offer to Purchase, the related Letter of Transmittal and other related documents to record Stockholders and to brokers, dealers, banks, trust companies and other nominees whose names appear on the Stockholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing for subsequent transmittal to beneficial owners of Shares.

The Offer to Purchase and the related Letter of Transmittal contain important information that should be read carefully before any decision is made with respect to the Offer.

Questions and requests for assistance and copies of the Offer to Purchase, the Letter of Transmittal and all other Offer materials may be directed to the Information Agent at the address and telephone numbers set forth below and will be furnished promptly at Purchaser’s expense. Neither ACI nor Purchaser will pay any fees or commissions to any broker or dealer or any other person (other than to the Information Agent and the Depositary) in connection with the solicitation of tenders of Shares pursuant to the Offer.

The Information Agent for the Offer is:

501 Madison Avenue, 20th Floor

New York, NY 10022

Stockholders May Call Toll Free: (888) 750-5834

Banks and Brokers May Call Collect: (212) 750-5833

October 4, 2013

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